

November 22, 2013

Via E-mail
Mr. C. Robert Quint
Chief Financial Officer
Radian Group Inc.
1601 Market Street
Philadelphia, PA 19103

Re: **Radian Group Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed February 22, 2013
             Form 10-Q for the Quarterly Period Ended September 30, 2013
             Filed November 12, 2013
             File No. 001-11356

Dear Mr. Quint:

        We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations—Financial Guaranty
Provision for Losses, page 133

1. Please clarify for us how the $23.5 million claim payment related to your exposure to insured sovereign indebtedness of Greece impacted your provision for losses in 2012. If a loss reserve for this amount was not previously recognized, tell us how you determined that a loss reserve for your insured sovereign indebtedness of Greece was not required to be recorded prior to the settlement of the obligation in the third quarter of 2012.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Recent Developments
Insurance Regulatory—Capital Requirements, page 171

2. Please provide us proposed disclosure to be included in future periodic reports that names the two states that exceeded the MPP Requirement as of December 31, 2012 for which you have obtained waivers or disclose the volume of business done in those states.

Note 10. Losses and LAE, page 223

3. You state that your results for 2012 were impacted by a $46.8 million decrease in your estimated reinsurance recoverable from your Smart Home transactions resulting from recent trends of lower claims paid and higher insurance rescissions and claim denials than were previously estimated to occur, which has in turn reduced the estimated amounts recoverable. It is unclear how a change to your reinsurance receivable would impact your net operating results as there would appear to be an offsetting amount recorded in your loss reserve. Please advise.

Note 16. Statutory Information, page 245

4. We acknowledge Radian Guaranty's risk to capital disclosure on page 246, but note that this only appears pertinent to the sixteen states that impose this requirement and that Radian Guaranty's domiciliary state of Pennsylvania does not require this. Therefore, please provide us proposed disclosure to be included in future reports to disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements of Radian Guaranty if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

Form 10-Q for the Quarterly Period Ended September 30, 2013
Results of Operations – Mortgage Insurance
Quarter and Nine Months Ended September 30, 2013 Compared to Quarter and Nine Months
Ended September 30, 2012
Default Statistics-Primary Insurance, page 77

5. You disclose that recent trends in insurance claim denial activity reflect a decrease in the number of claims denied and an overall increase in the number of denials that have been reinstated (perfected). You appear to be using the same gross reinstatement assumptions beginning at approximately 60% and declining to 0% after 12 months to calculate your IBNR reserve for claims that were denied and you believe will be reinstated as of December 31, 2012 and September 30, 2013. The tables of the number of rescinded policies and denied claims appear to indicate an increase in the reinstated claims from 2012 to the first three quarters in 2013. Please tell us the key IBNR assumptions for each quarter in 2012 and the subsequent quarterly periods in 2013, and how you determined that those assumptions were appropriate given the trend in the increase in reinstated claims. In addition, please discuss

any change in your IBNR reserve methodology during 2011, 2012 and nine months ending September 30, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to these filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant